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                                                                EXHIBIT 99(a)(7)


    Please note that this reproduction is neither an offer to purchase nor a solicitation of an offer to sell shares of Lanier Worldwide, Inc. At the time the subsidiary of Ricoh Company, Ltd. commences its offer, it will file a Tender Offer Statement with the U.S. Securities and Exchange Commission and Lanier will file a Solicitation/Recommendation Statement with respect to the offer.

    THE TENDER OFFER WILL BE MADE SOLELY BY THE TENDER OFFER STATEMENT. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

    The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement will be made available to all stockholders of Lanier, at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed by Ricoh with the
SEC) and the Solicitation/Recommendation Statement will also be available free at the SEC's Web site at http://www.sec.gov. Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this reproduction when they become available because they will contain important information.

    The following includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks and uncertainties discussed in some detail in Lanier's schedule 14D9, filed with the SEC on November 30, 2000, and in other filings with the SEC including our annual report on form 10-K and our quarterly reports on Form 10-Q. These documents identify important factors that could cause Lanier's actual future performance to differ materially from current expectations and those expressed in any forward-looking statements.

                             LANIER WORLDWIDE, INC.

                             MODERATOR: BRAD NELSON
                                DECEMBER 5, 2000
                                  10:00 A.M. CT



Operator: Good morning, and welcome to the Lanier Worldwide conference call to discuss their recent press release.

             Today's call is being recorded.

             I would now like to introduce Brad Nelson, Vice President of Investor Relations, to begin the call.

             Please go ahead, sir.

Brad Nelson:  Thank you, Brian.

             And welcome to this conference call to discuss our recent merger agreement with Ricoh, and the agreement to sell the Voice Products business. We'll begin our call today with prepared remarks from Wes Cantrell, Chairman and CEO. And at the end of the prepared remarks, we'll have a time to address your questions.

             Also joining us here today are Lance Herrin, President and Chief Operating Officer; and James MacLennan, Executive Vice President and CFO.

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             I'd like to remind you that both our opening comments, and our responses to you may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks and uncertainties discussed in some detail in Lanier's schedule 14D9, filed with the SEC on November 30, 2000, and in subsequent filings with the SEC including our annual report on form 10-K. Lanier's actual future results may vary materially.

             So with that, I'll turn it over to Wes.

Wesley Cantrell:  Thank you, Brad.

             First of all, we want to say that we appreciate each of you joining us today, and look forward to the opportunity to discuss our recent announcement.

             This is a very exciting day for our company, and one, I believe, positions our company for tremendous success in the years to come. These are extraordinary times in our industry. And our actions have been the result of careful study and deliberate negotiations. And at the center of every strategic move we have considered has been the desire to do what is best for our employees, for our customers, and for our shareholders.

             I personally am very pleased that we have signed this agreement with Ricoh. Ricoh has been a leader in the transition to digital technology, and has been an outstanding manufacturing partner for Lanier. And without question, this merger strengthens our organization and will allow us to remain a document management leader in the future.

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         Ricoh is financially a very solid company and is dedicated to the copier, facsimile and printing business, with applications for document management solutions.

             Ricoh also is a very successful company. We believe they will benefit greatly from this merger as well. Not only will they gain over $1 billion in revenues, but they will gain our global sales, service and administrative infrastructure, Lanier's presence in global, national and major accounts, our professional services organization and capabilities -- and that's our FM business as it's sometimes known in the industry -- the DOCutivity, sales methodology and sales force automation tools, the H-P relationships, our e-business initiatives, and our Customer Vision philosophy. Together, we become a strong company at a time when there are many companies struggling in our industry. And so we see this as a very good opportunity.

             The background that has lead to this agreement will be part of
         Schedule 14D9 filing with the SEC, which will be made this week. And I will say that Ricoh was one of the five potential purchasers we talked with over the last several months.

             I'm also very excited about the sale of the Voice Products business to Platinum Equity. Platinum is a $1 billion, privately held company with extensive experience in acquiring and operating technology companies. The new company, Lanier Health Care, will be focused exclusively on developing and enhancing health care records management solutions. Under Lanier Health Care has solid financial backing, an experienced management team, and of course dedicated employees. And there is a unique opportunity in the health care marketplace today. And I'm confident they will enjoy outstanding success.


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             Now let me briefly review the main conditions relating to the completion of the Ricoh and Lanier merger agreement, and the tender offer from Ricoh. First is the completion of the sale of the Voice Products business. As the press release states, this is scheduled to close when Hart-Scott-Rodino approval is received. The Hart-Scott-Rodino approval was requested on November the 28th. And we requested an early termination. We don't know exactly how long this will take, but it is typically somewhere between two and four weeks. Platinum has not been in the voice products or the speech recognition business. And we do not anticipate a problem in getting HSR approval. This is the only condition pending the sale of the Voice Products business. There are no financing conditions in the contract with Platinum.

             A second condition is the Hart-Scott-Rodino approval for the Ricoh and Lanier merger. In the U.S. black and white copier market, Ricoh has less than 10 percent market share, and Lanier has about three percent market share. Our combined market share would still be considerably less than the two current market share leaders, so we certainly don't see this as an issue.

             A third condition to completing the deal is the European Union Antitrust approval. In the Western European black-and-white copier market, Ricoh has market share of less than 15 percent, and Lanier around three. And of course part of Lanier's unit sales are already Ricoh products. Our combined market share would be well below the market share leader in Europe, and so we don't expect this condition to be a problem.

             And our other condition is the majority of the shares being tendered. Harris Corporation, which owns about 10 percent of Lanier stock, has agreed to the tender offer. And based on the trading price of Lanier prior to the announcement, we would


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         expect that a majority of shareholders would tender their shares. But we can, of course, not make any guarantees. Our agreement does include customary terms and conditions.

             We don't foresee any problem with these customary terms and conditions at this time. There are risks with any agreement. But as you can see, we believe that the sale of the Voice business, and the merger agreement, are moving along just as we expected. Without a doubt, the merger with Ricoh is a great opportunity for our company, and is an outstanding offer for our shareholders. It can create some wonderful synergies between our companies. And we look forward to the completion of this merger.

             Now that completes the prepared remarks that I had for today. And now we'd like to open the call for questions.

             Operator, begin the question-and-answer session, please.

Operator:  If you would like to ask a question, please press the star key.
         followed by the digit one. on your touch-tone telephone. Once again, that's star, one, if you would like to ask a question.

             We'll pause a moment to assemble our roster.

             We'll go first to Sandia Shih with Oscar Gruss.

Sandia Shih:  Hello.

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Wesley Cantrell:  Hello.

Sandia Shih: Hi. Just to confirm - you filed a HSR on the 28th, and you expect it to expire in two to four weeks?

Wesley Cantrell:  If that's for the Voice Products business, the answer is yes.

Sandia Shih:  OK.

Wesley Cantrell:  And we requested early termination.

Sandia Shih:  OK.

Wesley Cantrell:  So it could be in as little as two weeks.

Sandia Shih:  OK.

Operator:  We'll go now to Roger Beit with MT Trading.

Roger Beit:  Hi, how are you doing today?

Wesley Cantrell:  Great, Roger, how are you doing?

Roger Beit: Great. This sale - when is it going to transpire, in the year 2000 or 2001? And will we have the option to take it in 2001?


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Wesley Cantrell: Roger, we expect the transaction to close in January 2001.
         The gating factor, or the condition that will take the longest to satisfy is the EU antitrust approval. In Brussels, we believe we understand that the organization closes down between Christmas and New Year, and that of course slows down the process. So we'll get that -- we expect to get that approval in the first half of January. And that will be the time that we expect the transaction to close. So, I'm not aware of -- you'd need to check this with the tax accountant, but I'm not aware of any way that this would not be a 2001 taxable event.

Roger Beit:  Thank you.

Operator: We'll take our next question from Peter Ables with Hal Barnes
         Investments.

             Mr. Ables, did you have a question?

             We'll go to Abraham Lee with Bear Stearns.

Abraham Lee: Hi, everyone. I had a couple questions regarding the filings. I know you said the Hart-Scott for the sale of the Voice business to Platinum Technologies had already been filed, but what about the Hart-Scott filing for the Ricoh transaction?

Male:  Yes, that filing was made last Thursday.

Abraham Lee:  OK, so that was also made.  And has the EU filing also been made?

Male: The process is a little different. It involves a series of meetings, the most recent of which


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         was held Wednesday or Thursday of last week. We're working this through specialist attorneys in Europe. As far as I know, the - all necessary submit ions have been made pursuant to that.

Abraham Lee: Great. And two more questions -- you said there were customary terms and conditions in the transaction with Ricoh. Do those customary terms and conditions include any sort of a performance test or revenue test, or any condition upon keeping employees, et cetera?

Wesley Cantrell: No, there's nothing like that in the agreement. There is a MAC clause, material adverse change, which I think is pretty standard in all tender offers.

Abraham Lee: OK, great. And I think you already mentioned this, but in the sale of the Voice Product business to Platinum, is there no financial condition at all on that?

Wesley Cantrell: No, there's not. This is a very well-heeled company. They have no problem in doing this deal with cash.

Abraham Lee: So they have cash on the balance sheet for whatever the purchase price is?

Wesley Cantrell:  Yes, they do.

Abraham Lee:  OK.  Are you disclosing the purchase price or not?

Wesley Cantrell:  No, we're not going to disclose the purchase price.


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Abraham Lee:  Great.  Thank you very much.

Operator: Once again, please press star, one, if you would like to ask a question.

         We'll go to Jim Thayer with Prudential Securities.

Jim Thayer: Good morning. I gather there is nobody from Ricoh there, but I had a couple of questions that involve Ricoh as well as Lanier. Number one was, will Ricoh change the Lanier operations significantly? And number two, how will this transaction change Ricoh's relationships with other distributors?

Wesley Cantrell: I think both of those questions are extremely difficult for us to answer right not because we really don't know. What we've been told by Ricoh is that it's business as usual, that Lanier will become a wholly owned subsidiary of Ricoh, and that we will operate business as usual at the present time.

             Obviously, somewhere down the road we will look at the (taps) of the combinations and so forth that make sense out of the many different opportunities that are there. But there are not decisions on any of that at this time. We want to be sure that we make very careful rational decisions in that regard along with the -- of course the Ricoh people will drive this.

             But we would work very carefully with them to be sure that we maximize this opportunity. There are some tremendous opportunities. A really exciting thing, you know, in putting this thing together as a major competitive force in this industry. And we are very excited about that. And you know, we can think of a lot of opportunities, and


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         the many, many synergies also. But I think it would be improper for us to discuss any of those right now, particularly without the Ricoh people on the line, and the fact that we have not even had the first meeting on this subject yet.

Jim Thayer:  All right, thank you.

Operator:  Our next question comes from Jeff Kone with Wall Street Resources.

Jeff Kone: Yes, this is a housekeeping question: Upon closing, how long do you anticipate it to take shareholders to get their cash?

Male:  Four to five days is the indication that we have been given.

Jeff Kone:  Thank you very much.

Male:  It's a great question, though, Jeff.

Operator:  Once again, that's star, one, if you would like to ask a question.

             We'll go to Helen Gim with Bank of America Securities.

(Cathy Grady):  Hi.  Actually, this is (Cathy Grady) with Helen Gim.
         I have a couple of questions. Of your total sales, how much of that was Ricoh?

Male: Ricoh product, if you looked at it by units, a percentage of our total units - I guess is the best way to answer that - is about 60 to 70 percent, in that range. About 60 to 70


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         percent, so they had the lion's share of our copier unit business.

(Cathy Grady):  And is that the installed base, or is that per sale?

Wesley Cantrell: That's the current shipments. The installed base - it would be a much smaller percentage because the relationship with Ricoh started about four or five years ago on copiers. Now we have a relationship with Ricoh that goes back to the 70's, though, in other products. So it's not -- you know, we know the Ricoh executives extremely well, and have had a long relationship with them. We've been friends since the late '70s.

(Cathy Grady):  And then, how many sales people do you currently have?

Wesley Cantrell: We don't normally disclose, for competitive reasons, the number of our sales persons.

(Cathy Grady): OK. And then you also mentioned that there were five people in total that we bidding on Lanier. Were the other players - were they also strategic?

Wesley Cantrell:  Yes, everyone was a strategic buyer.

(Cathy Grady):  OK, manufacturers similar to Ricoh?

Wesley Cantrell: No, not all in that regard. But they all would have been strategic buyers.

(Cathy Grady):  OK, thank you.


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Operator:  We'll go to Jack Howard with Mutual Securities.

Jack Howard:  My questions were already answered; thanks.

Operator:  We'll take a question from Michael Hess with Hess Investment.

Michael Hess:  Is there a replay available of the conference call?

Wesley Cantrell: Yes, it should have been on the information that we sent out. If you don't have that, call our office and we will get that for you.

Male:  The replay number is 1-888-203-1112.  And the pass code is 646529.

Michael Hess:  And when is that available?

Male:  Immediately after this call.

Michael Hess:  Thank you very much.

Operator:  We'll take a follow-up from Abraham Lee with Bear Stearns.

Abraham Lee: Hi, sorry to ask another question. You mentioned that you hadn't spoken to, I guess, the other players that you have an OEM relationship with. But you did mention the Hewlett-Packard relationship, and that would continue under Ricoh. So can I assume you've already spoken with Hewlett-Packard and everything will continue as it has been as far as they're concerned?


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Wesley Cantrell: We have spoken with them, and we'll be talking with them. We believe that there's no reason that we can see why the relationship would not continue. Both the Ricoh executives and us would like it to continue. And there are many facets of that relationship, and we see not reason why it wouldn't continue, because actually it's the same thing. In the past, we were Lanier selling Ricoh products and H-P products. And today, we're Lanier selling Ricoh products and H-P products. So nothing's really changed except the ownership of the company.

Abraham Lee:  Thanks a lot.

Operator:  Thank you.  Another follow-up from Sandia Shih with Oscar Gruss.

Sandia Shih:  Hi, can you just repeat the market share figures again?

Wesley Cantrell:  Yes, I'd be happy to do that.  OK, in the U.S.
         black-and-white copier market, Ricoh has less than 10 percent market share, and Lanier has about three. OK, so that's the U.S.

Sandia Shih:  Right -- for Europe?

Wesley Cantrell: And for Europe, Ricoh has market share of something slightly less than 15 percent, and Lanier's around three. OK?

Sandia Shih:  OK, thank you.


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Wesley Cantrell:  Sure.

Operator: Once again, please press star, one, on your touch-tone phone if you would like to ask a question.

             Mr. Nelson, there are no further questions. I'll turn the conference back over to you for any closing or additional comments.

Brad Nelson:  OK, appreciate that, Brian.  And we'll let Mr. Cantrell ...

Wesley Cantrell: We appreciate all of you joining us on the conference call today.

             As you can tell, this is a very happy event for us. We think that we've done a really outstanding job for our shareholders as well as for our employees, and certainly focusing on our customers. And one of the key things with Ricoh was to continue to manage this immense customer install base that we have out there, not do anything in this combination and merger of Ricoh that would damage that customer base. So we're making every precautionary provision to continue to offer that with the high-class service that Lanier has always offered. And we see this as a wonderful opportunity. We appreciate all of you, your support. And we appreciate your dialing in on the conference call today. And if there are any further questions that you have that come up later, why be sure to get them to Brad Nelson. He'll be happy to get them answered for you.

             And thanks so much for being with us today.

Operator: This concludes today's Lanier Worldwide conference call. Thank you for participating.


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